SECURITIES PURCHASE AGREEMENT

         SECURITIES PURCHASE AGREEMENT (the "Agreement"), dated as of November 26, 2003, (the "Execution Date") by and among Commtouch Software Ltd., a corporation organized under the laws of the State of Israel, with headquarters located at 1A Hazoran Street, Poleg Industrial Park, Netanya 42504, Israel (the "Company"), and the investors listed on the Schedule of Buyers attached hereto (individually, a "Buyer" and collectively, the "Buyers").

         WHEREAS:

         A. The Company and each Buyer is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"), and Rule 506 of Regulation D ("Regulation D") as promulgated by the United States Securities and Exchange Commission (the "SEC") under the 1933 Act;

         B.  The  Company  has   authorized  a  new  series  of  senior  secured
convertible notes of the Company in the form attached hereto as Exhibit A (together with any senior secured convertible notes issued in replacement thereof in accordance with the terms thereof, the "Initial Notes"), which Initial Notes shall be convertible into the Company's Ordinary Shares, NIS 0.05 nominal value per share (the "Ordinary Shares") (as converted, the "Initial Conversion Shares"), in accordance with the terms of the Initial Notes;

         C.  The  Company  has   authorized  a  new  series  of  senior  secured
convertible notes of the Company in the form attached hereto as Exhibit B (together with any senior secured convertible notes issued in replacement thereof in accordance with the terms thereof, the "Additional Notes" and collectively with the Initial Notes, the "Notes"), which Additional Notes shall be convertible into Ordinary Shares (as converted, the "Additional Conversion Shares" and collectively with the Initial Conversion Shares, the "Conversion Shares"), in accordance with the terms of the Additional Notes;

         D. Each Buyer wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, (i) that aggregate principal amount of Initial Notes set forth opposite such Buyer's name in column (3) on the Schedule of Buyers (which aggregate principal amount for all Buyers shall be $3,000,000) and (ii) warrants, in substantially the form attached hereto as Exhibit C (the "Initial Warrants"), to acquire up to 200 Ordinary Shares for each $1,000 of principal amount of Initial Notes purchased (as exercised, collectively, the "Initial Warrant Shares");

         E. Subject to the terms and conditions set forth in this Agreement, each Buyer shall have the right to purchase, and the Company shall be required to sell (i) up to that aggregate principal amount of Additional Notes set forth opposite such Buyer's name in column (4) on the Schedule of Buyers (which aggregate principal amount for all Buyers shall be up to $3,000,000) and (ii) warrants, in substantially the form attached hereto as Exhibit C (the "Additional Warrants" and, collectively with the Initial Warrants, the "Warrants"), to acquire up to 200 Ordinary


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Shares for each $1,000 of principal  amount of  Additional  Notes  purchased (as exercised, collectively, the "Additional Warrant Shares" and, collectively with the Initial Warrant Shares, the "Warrant Shares");

         F. Contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Registration Rights Agreement, substantially in the form attached hereto as Exhibit D (the "Registration Rights Agreement"), pursuant to which the Company has agreed to provide certain registration rights with respect to the Conversion Shares and the Warrant Shares under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws; and

         G. The Notes, the Conversion Shares, the Warrants and the Warrant Shares collectively are referred to herein as the "Securities".

         H. The Notes will rank senior to all outstanding and future indebtedness of the Company and will be secured by a first priority, perfected security interest in the assets of the Company and the stock and assets of all of the Company's subsidiaries, as evidenced by the security agreement attached hereto as Exhibit E (the " Security Agreement"), the guarantee attached hereto as Exhibit F (the "Guarantee"), and the debenture attached hereto as Exhibit G (the "Debenture", together with the Security Agreement and the Guarantee, the "Security Documents").

         NOW, THEREFORE, the Company and each Buyer hereby agree as follows:

         1. PURCHASE AND SALE OF NOTES AND WARRANTS.

                  (a) Purchase of Notes and Warrants.

                           (i) Initial Notes and Initial Warrants. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6(a) and 7(a) below, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on the Initial Closing Date (as defined below), a principal amount of Initial Notes as is set forth opposite such Buyer's name in column (3) on the Schedule of Buyers, along with Initial Warrants to acquire up to 200 Initial Warrant Shares for each $1,000 principal amount of Initial Notes purchased (the "Initial Closing").

                           (ii) Additional Notes and Additional Warrants. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 1(c), 6(b) and 7(b) below, at the option of each Buyer from time to time, the Company shall issue and sell to each Buyer, at multiple closings, if applicable, and each Buyer severally, but not jointly, may purchase from the Company on an Additional Closing Date (as defined below), up to the principal amount of Additional Notes as is set forth opposite such Buyer's name in column (4) on the Schedule of Buyers, along with Additional Warrants to acquire up to 200
         Additional Warrant Shares for each $1,000 principal amount of Additional Notes purchased (each, an "Additional Closing").

                           (iii)   Closings.   The   Initial   Closing  and  the
         Additional Closings collectively are referred to in this Agreement as the "Closings". Each Closing shall occur on the

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

         applicable Closing Date at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.

                           (iv) Purchase Price. The purchase price for each Buyer (the "Purchase Price") of the Notes and related Warrants to be purchased by each such Buyer at each Closing shall be equal to $1.00 for each $1.00 of principal amount of Notes being purchased by such Buyer at such Closing.

                  (b) Initial Closing Date. The date and time of the Initial Closing (the "Initial Closing Date") shall be 10:00 a.m., New York Time, on the second Business Day after notification of satisfaction (or waiver) of the conditions to the Initial Closing set forth in Sections 6(a) and 7(a) below (or such later date as is mutually agreed to by the Company and each Buyer). As used herein, "Business Day" means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

                  (c) Additional Closing Date. The date and time of each Additional Closing (each, an "Additional Closing Date") shall be 10:00 a.m., New York Time, on the date specified in the Additional Note Notice (as defined below), subject to satisfaction (or waiver) of the conditions to each Additional Closing set forth in Sections 6(b) and 7(b) and the conditions contained in this
Section 1(c) (or such later date as is mutually agreed to by the Company and the applicable Buyer). Subject to the requirements of Sections 6(b) and 7(b) and the conditions contained in this Section 1(c), each Buyer may purchase, at such Buyer's option, Additional Notes by delivering written notice to the Company (an "Additional Note Notice") at any time during the period beginning after the date hereof and ending on and including the date which is the six month anniversary of the effectiveness of the Registration Statement (as defined in the Registration Rights Agreement) relating to the Initial Notes and Initial Warrants. The Additional Note Notice shall be delivered at least five Business Days prior to the Additional Closing Date set forth in the Additional Note Notice. The Additional Note Notice shall set forth (i) the principal amount of Additional Notes and related Additional Warrants to be purchased by such Buyer at the applicable Additional Closing Date, which principal amount, when added to the principal amount of any Additional Notes previously purchased by such Buyer, shall not exceed the principal amount of Additional Notes as is set forth opposite such Buyer's name in column (4) on the Schedule of Buyers, (ii) the aggregate Purchase Price for the Additional Notes and related Additional Warrants to be purchased and (iii) the Additional Closing Date.

                  (d) Form of Payment. On each Closing Date, (i) each Buyer shall pay its Purchase Price to the Company for the Notes and Warrants to be issued and sold to such Buyer at the applicable Closing, by wire transfer of immediately available funds in accordance with the Company's written wire instructions, and (ii) the Company shall deliver to each Buyer the Notes (in the principal amounts as such Buyer shall request) which such Buyer is then purchasing along with the Warrants (in the amounts as such Buyer shall request) such Buyer is purchasing, duly executed on behalf of the Company and registered in the name of such Buyer or its designee.

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

         2. BUYER'S REPRESENTATIONS AND WARRANTIES.

                  Each Buyer represents and warrants with respect to only itself that:

                  (a) No Public Sale or Distribution. Such Buyer is (i) acquiring the Notes and Warrants and (ii) upon conversion of the Notes and exercise of the Warrants will acquire the Conversion Shares issuable upon conversion of the Notes and the Warrant Shares issuable upon exercise of the Warrants, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act; provided, however, that by making the representations herein, such Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act. Such Buyer is acquiring the Securities hereunder in the ordinary course of its business. Such Buyer does not have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities.

                  (b) Accredited Investor Status. Such Buyer is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D.

                  (c) Reliance on Exemptions. Such Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Buyer's compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire the Securities.

                  (d) Information. Such Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities which have been requested by such Buyer. Such Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer's right to rely on the Company's representations and warranties contained herein. Such Buyer understands that its investment in the Securities involves a high degree of risk. Such Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

                  (e) No Governmental Review. Such Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

                  (f) Transfer or Resale. Such Buyer understands that except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) such Buyer shall have delivered to the Company an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that such Securities to

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

be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, or (C) such Buyer provides the Company with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A promulgated under the 1933 Act, as amended, (or a successor rule thereto) (collectively, "Rule 144"); (ii) any sale of the Securities made in reliance on Rule 144 may be made only in accordance with the terms of Rule 144 and further, if Rule 144 is not applicable, any resale of the Securities under circumstances in which the seller (or the Person (as defined in Section 3(s)) through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other Person is under any obligation to register the Securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder.

                  (g) Legends. Such Buyer understands that the certificates or other instruments representing the Notes and the Warrants and, until such time as the resale of the Conversion Shares and the Warrant Shares have been registered under the 1933 Act as contemplated by the Registration Rights Agreement and such Buyer has confirmed in writing to the Company that it has delivered the prospectus contained in the registration statement filed pursuant to the Registration Rights Agreement (the "Registration Statement"), as the same may have been supplemented by the Company, to any Person to whom such Buyer is transferring any of the Conversion Shares or the Warrant Shares, the stock certificates representing the Conversion Shares and the Warrant Shares, except as set forth below, shall bear any legend as required by the "blue sky" laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

                  [NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE [CONVERTIBLE] [EXERCISABLE] HAVE BEEN][THE
                  SECURITIES  REPRESENTED  BY THIS  CERTIFICATE  HAVE NOT  BEEN]
                  REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR
                  (B) AN OPINION OF COUNSEL, IN A FORM REASONABLY ACCEPTABLE TO COMMTOUCH SOFTWARE LTD., THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II) UNLESS SOLD PURSUANT TO RULE 144 OR RULE 144A UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

         The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of the Securities upon which it is stamped, if, unless otherwise required by state securities laws, (i) such Securities are registered for resale under the 1933 Act and such Buyer has confirmed in writing to the Company that it has delivered the prospectus contained in the Registration Statement, as the same may have been supplemented by the Company, to any Person to whom such Buyer is transferring any of the Conversion Shares or the Warrant Shares, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, or (iii) such holder provides the Company with reasonable assurance that the Securities can be sold, assigned or transferred pursuant to Rule 144 or Rule 144A.

                  (h) Validity; Enforcement. This Agreement, the Registration Rights Agreement and the Security Documents to which such Buyer is a party have been duly and validly authorized, executed and delivered on behalf of such Buyer and shall constitute the legal, valid and binding obligations of such Buyer enforceable against such Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies.

                  (i) No Conflicts. The execution, delivery and performance by such Buyer of this Agreement, the Registration Rights Agreement and the Security Documents to which such Buyer is a party and the consummation by such Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Buyer to perform its obligations hereunder.

                  (j) Residency. Such Buyer is a resident of that jurisdiction specified below its address on the Schedule of Buyers.

         3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

                  The Company represents and warrants to each of the Buyers that:

                  (a) Organization and Qualification. The Company and its "Subsidiaries" (which for purposes of this Agreement means any entity in which the Company, directly or indirectly, owns more than 50% of the capital stock or holds a more than 50% equity or similar interest) are entities duly organized and validly existing and (in jurisdictions in which such concept is relevant) in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authorization to own their properties and to carry on their business as now being conducted. No proceeding has been instituted by the Registrar of Companies in Israel for the dissolution of the Company. Each of the Company and its Subsidiaries is duly qualified as a foreign entity to do business and is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect. As used in this Agreement,

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

"Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Company and its Subsidiaries, taken as a whole, or on the transactions contemplated hereby and the other Transaction Documents or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Company to perform its obligations under the Transaction Documents (as defined below). The Company has no Subsidiaries except as set forth on Schedule 3(a).

                  (b) Authorization; Enforcement; Validity. The Company has the requisite corporate power and authority to enter into and perform its obligations under this Agreement, the Notes, the Registration Rights Agreement, the Security Documents, the Irrevocable Transfer Agent Instructions (as defined in Section 5(b)), the Warrants, the Voting Agreement, in the Form of Exhibit K hereto (the "Voting Agreement"), and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by this Agreement (collectively, the "Transaction Documents") and to issue the Securities in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Notes and the Warrants, the reservation for issuance and the issuance of the Conversion Shares and the Warrant Shares issuable upon conversion or exercise thereof, as the case may be, and the granting of a security interest in the Collateral (as defined in the Security Documents) have been duly authorized by the Company's Board of Directors and (other than (i) the filing of appropriate UCC financing statements or Israeli pledge forms with the appropriate states and other authorities pursuant to the Pledge and Security Agreement, (ii) the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement and (iii) the Shareholder Approval pursuant to Section 4(n)) no further filing, consent, or authorization is required by the Company, its Board of Directors or its shareholders. This Agreement and the other Transaction Documents of even date herewith have been duly executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors' rights and remedies. As of each Closing, the Transaction Documents dated after the date hereof and required to have been executed and delivered with respect to such Closing shall have been duly executed and delivered by the Company, and shall constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditor's rights and remedies.

                  (c) Issuance of Securities. The Notes and the Warrants are duly authorized. Other than Israeli stamp tax and withholding tax, there is no tax, levy, impost, duty, fee, assessment or other governmental charge, or any deduction or withholding, imposed by any governmental agency or authority in or of Israel either (A) on or by virtue of the execution or delivery of the Transaction Documents to which Company is a party, (B) the issuance of the Securities pursuant hereto or (C) on any payment to be made by Company pursuant to the Transaction Documents. As of the applicable Closing, a number of Ordinary Shares shall have been duly authorized and reserved for issuance which equals 130% of the maximum number of Ordinary Shares issuable upon conversion of the Notes and upon exercise of the Warrants to be issued at such Closing. Upon conversion or exercise in accordance

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

with the Notes or the Warrants, as the case may be, the Conversion Shares and the Warrant Shares, respectively, will be validly issued, fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Ordinary Shares. The offer and issuance by the Company of the Securities is exempt from registration under the 1933 Act. There are no prospectus delivery requirements under Israeli law in connection with the offer and issuance of the Securities.

                  (d) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes and Warrants, the granting of a security interest in the Collateral (as defined in the Security Documents) and reservation for issuance and issuance of the Conversion Shares and the Warrant Shares) will not
(i) result in a violation of the Articles of Association of the Company ("Articles of Association"), any capital stock of the Company or Memorandum of Association ("Memorandum") of the Company or any of its Subsidiaries or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations and the rules and regulations of The Nasdaq SmallCap Market (the "Principal Market")) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected.

                  (e) Consents. The Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms hereof or thereof, except for the filing of a Form D with the SEC and with the California Department of Corporations. All consents, authorizations, orders, filings and registrations which the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the Initial Closing Date, and the Company and its Subsidiaries are unaware of any facts or circumstances which might prevent the Company from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence. The Company is not in violation of the listing requirements of the Principal Market and has no knowledge of any facts which would reasonably be expected to lead to delisting or suspension of the Ordinary Shares by the Principal Market in the foreseeable future.

                  (f) Acknowledgment Regarding Buyer's Purchase of Securities. The Company acknowledges and agrees that each Buyer is acting solely in the capacity of arm's length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that no Buyer is (i) an officer or director of the Company, (ii) an "affiliate" of the Company (as defined in Rule 144) or (iii) to the knowledge of the Company, a "beneficial owner" of more than 10% of the Ordinary Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "1934 Act")). The Company further acknowledges that no Buyer is acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by a Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Buyer's purchase of the Securities. The

Company further represents to each Buyer that the Company's decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

                  (g) No General Solicitation; Placement Agent's Fees. Neither the Company, nor any of its affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or brokers' commissions (other than for persons engaged by any Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, attorney's fees and out-of-pocket expenses) arising in connection with any such claim. The Company acknowledges that it has not engaged any placement agent in connection with the sale of the Notes and the Warrants.

                  (h) No Integrated Offering. None of the Company, its Subsidiaries, any of their affiliates, and any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act or cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of the 1933 Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated. None of the Company, its Subsidiaries, their affiliates and any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings.

                  (i) Dilutive Effect. The Company understands and acknowledges that the number of Conversion Shares issuable upon conversion of the Notes and the Warrant Shares issuable upon exercise of the Warrants will increase in certain circumstances. The Company further acknowledges that its obligation to issue Conversion Shares upon conversion of the Notes in accordance with this Agreement and the Notes and its obligation to issue the Warrant Shares upon exercise of the Warrants in accordance with this Agreement and the Warrants is not in any manner diminished due to any dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

                  (j) Application of Takeover Protections; Rights Agreement. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under the Articles of Association (as defined in Section 3(r)) or the laws of the jurisdiction of its formation which is or could become applicable to any Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Company's issuance of the Securities and any Buyer's ownership of the Securities. The Company has not adopted a shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Ordinary Shares or a change in control of the Company.

                  (k) SEC Documents; Financial Statements. Since December 31, 2001, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act (all of the foregoing filed prior to the date hereof, or in connection with any Closing subsequent to the date hereof, filed prior to the date of such Closing, and all exhibits included therein and financial statements and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the "SEC Documents"). The Company has delivered to the Buyers or their respective representatives true, correct and complete copies of the SEC Documents not available on the EDGAR system. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to the Buyers which is not included in the SEC Documents, including, without limitation, information referred to in Section 2(d) of this Agreement, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made, not misleading.

                  (l)  Absence  of  Certain  Changes.  Except  as  disclosed  in
Schedule 3(l), since December 31, 2002, there has been no Material Adverse Effect and no material adverse development in the business, properties, operations, condition (financial or otherwise), results of operations or prospects of the Company or its Subsidiaries. Since December 31, 2002, the Company has not (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, in excess of $250,000 outside of the ordinary course of business or (iii) had capital expenditures, individually or in the aggregate, in excess of $250,000. The Company has not taken any steps to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact which would reasonably lead a creditor to do so. The Company is not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at each Closing, will not be Insolvent (as defined below). For purposes of this Section 3(l), "Insolvent" means (i) the present fair saleable value of the Company's assets is less than the amount required to pay the Company's total Indebtedness (as defined in Section 3(s)), (ii) the Company is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, or (iii) the Company intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature.

                  (m) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is contemplated to occur with respect to the Company or its Subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws on a registration statement on Form F-1 filed with the SEC relating to an issuance and sale by the Company of its Ordinary Shares and which has not been publicly announced.

                  (n) Conduct of Business; Regulatory Permits.

                           (i) Neither the Company nor its Subsidiaries is in violation of any term of or in default under its Articles of Association or Memorandum or their organizational charter or memorandum of association or bylaws, respectively. Neither the Company nor any of its Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or its Subsidiaries, and neither the Company nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except for possible violations which would not, individually or in the aggregate, have a Material Adverse Effect. Without limiting the generality of the foregoing, the Company is not in violation of any of the rules, regulations or requirements of the Principal Market and has no knowledge of any facts or circumstances which would reasonably be expected to lead to delisting or suspension of the Ordinary Shares by the Principal Market in the foreseeable future. Since December 31, 2002, (i) the Ordinary Shares have been designated for quotation on the Principal Market, (ii) trading in the Ordinary Shares have not been suspended by the SEC or the Principal Market and (iii) the Company has received no communication, written or oral, from the SEC or the Principal Market regarding the suspension or delisting of the Ordinary Shares from the Principal Market. The Company and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

                           (ii) The Company is in compliance in all material respects with all conditions and requirements stipulated by the instruments of approval granted to it with respect to the "Approved Enterprise" status of any of the Company's facilities by Israeli laws and regulations relating to such "Approved Enterprise" status and other tax benefits received by the Company; and the Company has not received any notice of any proceeding or investigation relating to revocation or modification of any "Approved Enterprise" status granted with respect to any of the Company's facilities.

                           (iii) The Company is not in violation of any condition or requirement stipulated by the instruments of approval granted to the Company by the Office of Chief Scientist in the Israeli Ministry of Industry and Trade (the "OCS") and any applicable laws and regulations with respect to any research and development grants given to it by such office as to grants for projects that the OCS has not confirmed as having been closed. All information supplied by the Company with respect to such applications was true, correct and complete in all material respects when supplied to the appropriate authorities. Schedule 3(n)(iii) provides a correct and complete list of the aggregate amount of pending and outstanding grants from the OCS, net of royalties paid.

                           (iv)

                  (o) Foreign Corrupt Practices. Neither the Company, nor any of its Subsidiaries, nor any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

                  (p) Sarbanes-Oxley Act. The Company is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof, except where such noncompliance would not have, individually or in the aggregate, a Material Adverse Effect.

                  (q) Transactions With Affiliates. Except as set forth in the SEC Documents filed at least ten days prior to the date hereof and other than the grant of stock options disclosed on Schedule 3(r), none of the officers, directors or employees of the Company is presently a party to any transaction with the Company or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Company, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

                  (r) Equity Capitalization. As of the date hereof, the authorized share capital of the Company consists of 55,000,000 Ordinary Shares, of which as of the date hereof, approximately 28,100,000 are issued and outstanding, approximately 7,750,000 shares are reserved for issuance pursuant to the Company's stock option and purchase plans and 13,541,555 shares are reserved for issuance pursuant to securities (other than the Notes and the Warrants) exercisable or exchangeable for, or convertible into, Ordinary Shares. Assuming approval of the Authorized Share Capital Resolution (as defined below) at the Shareholder Meeting (as defined below), the authorized share capital of the Company shall consist of 75,000,000 Ordinary Shares. All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Except as disclosed in Schedule 3(r) and except pursuant to benefit plans disclosed in the Company's filings with the SEC available on
EDGAR: (i) none of the Company's share capital is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company; (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional share capital of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any share capital of the Company or any of its Subsidiaries; (iii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness of the Company or any of its Subsidiaries or by which the Company or any of its

Subsidiaries is or may become bound; (iv) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Company; (v) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act (except the Registration Rights Agreement); (vi) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries; (vii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities; (viii) the Company does not have any stock appreciation rights or "phantom stock" plans or agreements or any similar plan or agreement; and
(ix) the Company and its Subsidiaries have no liabilities or obligations required to be disclosed in the SEC Documents but not so disclosed in the SEC Documents, other than those incurred in the ordinary course of the Company's or its Subsidiaries' respective businesses and which, individually or in the aggregate, do not or would not have a Material Adverse Effect.

                  (s) Indebtedness  and Other Contracts.  Except as disclosed in
Schedule 3(s), neither the Company nor any of its Subsidiaries (i) has any outstanding Indebtedness (as defined below), (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument would result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company's officers, has or is expected to have a Material Adverse Effect. Schedule 3(s) provides a detailed description of the material terms of any such outstanding Indebtedness. For purposes of this Agreement: (x) "Indebtedness" of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (other than trade payables entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; (y) "Contingent Obligation" means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and (z) "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

                  (t) Absence of Litigation. There is no action, suit, proceeding, inquiry or investigation before or by the Principal Market, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company, the Ordinary Shares or any of the Company's Subsidiaries or any of the Company's or the Company's Subsidiaries' officers or directors in their capacities as such, except as set forth in Schedule 3(t).

                  (u) Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

                  (v) Employee Relations. (i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union. The Company and its Subsidiaries believe that their relations with their employees are good. No executive officer of the Company (as defined in Rule 501(f) of the 1933 Act) has notified the Company that such officer intends to leave the Company or otherwise terminate such officer's employment with the Company. No executive officer of the Company, to the knowledge of the Company, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters.

                           (ii) Neither the Company nor any of its Subsidiaries is not subject to, nor do any of its employees benefit from, whether pursuant to applicable employment laws, regulations, extension orders ("tzavei harchava") or otherwise, any agreement, arrangement, understanding or custom with respect to employment (including, without limitation, termination thereof). The severance pay due to the Employees is fully funded or provided for in accordance with generally accepted accounting principles, consistently applied.

                           (iii) The Company and its Subsidiaries are in compliance with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

                  (w) Title. The Company and its Subsidiaries have good and marketable title to all real property and interests therein and good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as do not materially interfere with the use made and proposed to be made of such property by the Company and any of its Subsidiaries. Any real property and facilities held under lease by the Company and any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

                  (x)  Intellectual   Property  Rights.   The  Company  and  its
Subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights ("Intellectual Property Rights") necessary to conduct their respective businesses as now conducted. Except as set forth in Schedule 3(w) and except for trademarks, none of the Company's Intellectual Property Rights have expired or terminated, or are expected to expire or terminate, within three years from the date of this Agreement. The Company does not have any knowledge of any infringement by the Company or its Subsidiaries of Intellectual Property Rights of others. There is no claim, action or proceeding being made or brought, or to the knowledge of the Company, being threatened, against the Company or its Subsidiaries regarding its Intellectual Property Rights. The Company is unaware of any facts or circumstances which might give rise to any of the foregoing infringements or claims, actions or proceedings. The Company and its
Subsidiaries have taken security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights.

                  (y)  Environmental  Laws. The Company and its Subsidiaries (i)
are in compliance with any and all Environmental Laws (as hereinafter  defined),
(ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and
(iii) are in compliance with all terms and conditions of any such permit, license or approval where, where the failure to so comply in each of the foregoing clauses (i), (ii) and (iii) could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term "Environmental Laws" means all federal, state, local or foreign laws relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, "Hazardous Materials") into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

                  (z) Subsidiary  Rights. The Company or one of its Subsidiaries
has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.

                  (aa) Tax Status. The Company and each of its Subsidiaries (i) has made or filed all foreign, federal and state income and all other tax returns, reports and declarations required by any jurisdiction to which it is subject, (ii) has paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) has set aside on its books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

                  (bb) Internal Accounting Controls. The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management's general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference.

                  (cc) Taxes. No tax, levy, impost, duty, fee, assessment or other governmental charge or any deduction or withholding imposed by any governmental agency or authority in or of the State of Israel is payable by or on behalf of the Buyers or any assignee of any of the Buyers (i) as a result of the execution, delivery or performance by the Company of any of the Transaction Documents, including, but not limited to, the issuance by the Company of the Securities and the payment of the Company of any amounts owing under the Notes from time to time or (ii) any resale by the Buyers of any of the Securities in accordance with the terms thereof and this Agreement.

                  (dd) Form F-3 Eligibility; Foreign Private Issuer Status. The Company is eligible to register the resale by the Buyers of the Ordinary Shares acquired pursuant to the Transaction Documents on a registration statement on Form F-3 under the 1933 Act. The Company qualifies as a "foreign private issuer" as such term is defined in the 1934 Act.

                  (ee) Ranking of Notes. No Indebtedness of the Company is senior to or ranks pari passu with the Notes in right of payment, whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise.

                  (ff) Disclosure. The Company confirms that neither it nor any Person acting on its behalf has provided any of the Buyers or their agents or counsel with any information that the Company believes constitutes material, non-public information. The Company understands and confirms that the Buyers will rely on the foregoing representations and covenants in effecting transactions in securities of the Company.

         4. COVENANTS.

                  (a) Best Efforts. Each party shall use its best efforts timely to satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement; provided however, that a failure by the Company to make a required filing with the Israeli Registrar of Companies which is occasioned by a strike or work stoppage shall result in postponement of the relevant Closing Date until such filing becomes practicable and shall not be considered a breach of this Agreement.

                  (b) Form D and Blue Sky. The Company agrees to file a Form D with respect to the Securities as required under Regulation D and to provide a copy thereof to each Buyer promptly after such filing. The Company shall, on or before each of the Closing Dates, take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyers at each of the Closings pursuant to this Agreement under applicable securities or "Blue Sky" laws of the states of the United States (or to obtain an exemption from such qualification), and shall provide evidence of any such action so taken to the Buyers on or prior to the applicable Closing Dates. The Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or "Blue Sky" laws of the states of the United States following each of the Closing Dates.

                  (c) Reporting Status. During the period in which the Company is required to maintain the effectiveness of a resale registration statement under the Registration Rights Agreement (the "Reporting Period"), the Company shall file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would otherwise permit such termination.

                  (d) Use of Proceeds. The Company will use the proceeds from the sale of the Securities for working capital purposes and not for the (i) repayment of any outstanding Indebtedness of the Company or any of its Subsidiaries or (ii) redemption or repurchase of any of its equity securities.

                  (e) Financial Information. The Company agrees to send the following to each Investor during the Reporting Period unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system: (i) within five (5) Business Days after the filing thereof with the SEC, a copy of its Annual Reports on Form 20-F, any interim reports or any consolidated balance sheets, income statements, shareholders' equity statements and/or cash flow statements for any period other than annual, any Reports on Form 6-K and any registration statements (other than those for benefit plans or dividend or interest reinvestment plans) or amendments filed pursuant to the 1933 Act, (ii) on the day after the release thereof, facsimile copies of all press releases issued by the Company or any of its Subsidiaries, and (iii) copies of any notices and other information made available or given to the shareholders of the Company generally, contemporaneously with the making available or giving thereof to the shareholders.

                  (f) Listing. The Company shall promptly secure the listing of all of the Registrable Securities (as defined in the Registration Rights
Agreement) upon each national securities exchange and automated quotation system, if any, upon which the Ordinary Shares are then listed (subject to official notice of issuance) and shall maintain, so long as any other Ordinary Shares shall be so listed, such listing of all Registrable Securities from time to time issuable under the terms of the Transaction Documents. The Company shall maintain the Ordinary Shares' authorization for quotation on the Principal Market. Neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Ordinary Shares on the Principal Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).

                  (g) Fees. Subject to Section 8 below, at the Initial Closing, the Company shall pay an expense allowance of $35,000 to Smithfield Fiduciary LLC (a Buyer) or its designee(s) (in addition to any other expense amounts paid to any Buyer prior to the date of this Agreement), which amount shall be withheld by such Buyer from its Purchase Price at the Initial Closing. The Company shall be responsible for the payment of any placement agent's fees, financial advisory fees, or broker's commissions (other than for Persons engaged by any Buyer) relating to or arising out of the transactions contemplated hereby. The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorney's fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment. Except as otherwise set forth in the Transaction Documents, each party to this Agreement shall bear its own expenses in connection with the sale of the Securities to the Buyers.

                  (h) Pledge of Securities. The Company acknowledges and agrees that the Securities may be pledged by an Investor (as defined in the Registration Rights Agreement) in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Investor effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document, including, without limitation, Section 2(f) hereof; provided that an Investor and its pledgee shall be required to comply with the provisions of
Section 2(f) hereof in order to effect a sale, transfer or assignment of Securities to such pledgee. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by an Investor.

                  (i) Disclosure of Transactions and Other Material Information. On or before 8:30 a.m., New York Time, on the first Business Day following the date of this Agreement, the Company shall file a Report on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching the material Transaction Documents (including, without limitation, this Agreement (and all schedules to this Agreement), the form of each of the Notes, the form of Warrant, the Registration Rights Agreement and the Security Documents) as exhibits to such filing (including all attachments, the "6-K Filing"). On or before 8:30 a.m., New York Time, on the first Business Day following each Closing Date, the Company shall file a Report on Form 6-K with the SEC describing the transaction consummated or proposed on such date. From and after the filing of the 6-K Filing with the SEC, no Buyer shall be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of its respective officers, directors, employees or agents, that is not disclosed in the 6-K Filing. The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents, not to, provide any Buyer with any material, nonpublic information regarding the Company or any of its Subsidiaries from and after the filing of the 6-K Filing with the SEC without the express written consent of such Buyer. In the event of a breach of the foregoing covenant by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein or in the Transaction Documents, a Buyer shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, nonpublic information without the prior approval by the Company, its Subsidiaries, or any of its or their respective officers, directors, employees or agents. No Buyer shall have any liability to the Company, its Subsidiaries, or any of its or their respective officers, directors, employees, shareholders or agents for any such disclosure. Subject to the foregoing, neither the Company nor any Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of any Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that in the case of clause (i) each Buyer shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release).

                  (j) Restriction on Redemption and Cash Dividends. So long as any Notes are outstanding, the Company shall not, directly or indirectly, redeem, or declare or pay any cash dividend or distribution on, the Ordinary Shares without the prior express written consent of the holders of Notes representing not less than a majority of the aggregate principal amount of the then outstanding Notes.

                  (k) Additional Notes; Variable Securities. So long as any Buyer beneficially owns any Notes or Warrants or any Buyer has the right to purchase any Additional Notes, the Company will not issue any Notes other than to the Buyers as contemplated hereby and the Company shall not issue any other securities that would cause a breach or default under the Notes. For long as any Notes remain outstanding or any Buyer has the right to purchase any Additional Notes, the Company shall not, in any manner, issue or sell any rights, warrants or options to subscribe for or purchase Ordinary Shares or directly or indirectly convertible into or exchangeable or exercisable for Ordinary Shares at a price which varies or may vary with the market price of the Ordinary Shares, including by way of one or more reset(s) to any fixed price unless the conversion, exchange or exercise price of any such security cannot be less than the then applicable Conversion Price (as defined in the Notes) with respect to the Ordinary Shares into which any Note is convertible.

                  (l) Corporate Existence. So long as any Buyer beneficially owns any Notes or Warrants or has the right to purchase any Additional Notes, the Company shall maintain its corporate existence and shall not sell all or substantially all of the Company's assets, except in the event of a merger or consolidation or sale of all or substantially all of the Company's assets, where the surviving or successor entity in such transaction (i) assumes the Company's obligations hereunder and under the agreements and instruments entered into in connection herewith and (ii) is a publicly traded corporation whose common equity stock is quoted on or listed for trading on the Nasdaq National Market, The Nasdaq SmallCap Market, the American Stock Exchange or The New York Stock Exchange, Inc.

                  (m) Reservation of Shares. The Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, (x) as of each Closing Date, 130% of the number of Ordinary Shares issuable upon conversion of the Notes being issued at such Closing and issuable upon exercise of the Warrants being issued at such Closing, and (y) after each Closing Date, no less than 130% of the number of Ordinary Shares issuable upon conversion of the Notes issued at all previous Closings and issuable upon exercise of the Warrants issued at such Closings.

                  (n) Proxy Statement. The Company shall provide each shareholder entitled to vote at the next meeting of shareholders of the Company (the "Shareholder Meeting"), which shall be called and held not later than December 26, 2003 (the "Shareholder Meeting Deadline"), a proxy statement, substantially in the form which has been previously reviewed by the Buyers and a counsel of their choice, soliciting each such shareholder's affirmative vote at the Shareholder Meeting for approval of resolutions providing for the following (the "Resolutions"): (i) an increase in the authorized share capital of the Company to allow, at a minimum, the Company to reserve for issuance the number of Ordinary Shares required to be reserved hereunder for issuance of the Ordinary Shares issuable upon conversion of all Notes and exercise of all Warrants (the "Authorized Share Capital Resolution") and (ii) the Company's issuance of all Ordinary Shares upon conversion of the outstanding promissory notes of the Company issued pursuant to that certain loan agreement, dated as of January 29, 2003, by and between the Company and the Lenders named therein (the "Old Notes") (such affirmative approval of the Resolutions being referred to herein as the "Shareholder Approval"), and the Company shall use its best efforts to solicit its shareholders' approval of the Resolutions and to cause the Board of Directors of the Company to recommend to the shareholders that they approve the Resolutions. The Company shall be obligated to seek to obtain the Shareholder Approval by the Shareholder Meeting Deadline.

                  (o) Conduct of Business. The business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

                  (p) Incurrence of Liens. So long as any Notes are outstanding, the Company shall not, directly or indirectly, allow or suffer to exist any Lien, other than Liens pursuant to or as permitted by the Security Documents, upon any property or assets (including accounts and contract rights) owned by the Company.

                  (q) Additional Issuances of Securities.

                           (i) For purposes of this Section 4(q), the following definitions shall apply.

                                    (1) "Convertible Securities" means any stock
                  or  securities  (other  than  Options)   convertible  into  or
                  exercisable or exchangeable for Ordinary Shares.

                                    (2) "Options" means any rights,  warrants or
                  options to subscribe for or purchase Ordinary Shares or Convertible Securities.

                                    (3)  "Ordinary  Share  Equivalents"   means,
                  collectively, Options and Convertible Securities.

                           (ii) From the date hereof until the date that is 90 Trading Days (as defined in the Notes) following the date on which the Initial Registration Statement (as defined in the Registration Rights Agreement) is declared effective (the "Trigger Date"), the Company will not, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its Subsidiaries' equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for Ordinary Shares or Ordinary Share Equivalents (any such offer, sale, grant, disposition or announcement being referred to as a "Subsequent Placement").

                           (iii) From the Trigger Date until the eighteen month anniversary thereof, the Company will not, directly or indirectly, effect any Subsequent Placement unless the Company shall have first complied with this Section 4(q)(iii).

                                    (1) The Company  shall deliver to each Buyer
                  a written notice (the "Offer Notice") of any proposed or intended issuance or sale or exchange (the "Offer") of the securities being offered (the "Offered Securities") in a Subsequent Placement, which Offer Notice shall (w) identify and describe the Offered Securities, (x) describe the price and other terms upon which they are to be issued, sold or exchanged, and the number or amount of the Offered Securities to be issued, sold or exchanged, (y) identify the persons or entities (if known) to which or with which the Offered Securities are to be offered, issued, sold or exchanged and
                  (z) offer to issue and sell to or exchange with the Buyers one-third (1/3) of the Offered Securities, allocated among the Buyers (a) based on such Buyer's pro rata portion of the aggregate principal amount of the Notes purchased hereunder (the "Basic Amount"), and (b) with respect to each Buyer that elects to purchase its Basic Amount, any additional portion of the Offered Securities attributable to the Basic Amounts of other Buyers as such Buyer shall indicate it will purchase or acquire should the other Buyers subscribe for less than their Basic Amounts (the "Undersubscription Amount").

                                    (2) To accept an Offer, in whole or in part,
                  a Buyer must deliver a written notice to the Company prior to the end of the tenth (10th) Business Day after such Buyer's receipt of the Offer Notice (the "Offer Period"), setting forth the portion of the Buyer's Basic Amount that such Buyer elects to purchase and, if such Buyer shall elect to purchase all of its Basic Amount, the Undersubscription Amount, if any, that such Buyer elects to purchase (in either case, the "Notice of Acceptance"). If the Basic Amounts subscribed for by all Buyers are less than the total of all of the Basic Amounts, then each Buyer who has set forth an Undersubscription Amount in its Notice of Acceptance shall be entitled to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, that if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the "Available Undersubscription Amount"), each Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Buyer bears to the total Basic Amounts of all Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Company to the extent its deems reasonably necessary.

                                    (3) The Company shall have five (5) Business
                  Days from the expiration of the Offer Period above to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Buyers (the "Refused Securities"), but only to the offerees described in the Offer Notice (if so described therein) and only upon terms and conditions (including, without limitation, unit prices and interest rates) that are not more favorable to the acquiring person or persons or less favorable to the Company than those set forth in the Offer Notice.

                                    (4) In the event the Company  shall  propose
                  to sell less than all the Refused Securities (any such sale to be in the manner and on the terms specified in Section 4(q)(iii)(3) above), then each Buyer may, at its sole option and in its sole discretion, reduce the number or amount of the Offered Securities specified in its Notice of Acceptance to an amount that shall be not less than the number or amount of the Offered Securities that the Buyer elected to purchase pursuant to Section 4(q)(iii)(2) above multiplied by a fraction, (i) the numerator of which shall be the number or amount of Offered Securities the Company actually proposes to issue, sell or exchange (including Offered Securities to be issued or sold to Buyers pursuant to Section 4(q)(iii)(3) above prior to such reduction) and (ii) the denominator of which shall be the original amount of the Offered Securities. In the event that any Buyer so elects to reduce the number or amount of Offered Securities specified in its Notice of Acceptance, the Company may not issue, sell or exchange more than the reduced number or amount of the Offered Securities unless and until such securities have again been offered to the Buyers in accordance with Section 4(q)(iii)(1) above.

                                    (5) Upon the closing of the  issuance,  sale
                  or exchange of all or less than all of the Refused Securities, the Buyers shall acquire from the Company, and the Company shall issue to the Buyers, the number or amount of Offered Securities specified in the Notices of Acceptance, as reduced pursuant to Section 4(q)(iii)(3) above if the Buyers have so elected, upon the terms and conditions specified in the Offer. The purchase by the Buyers of any Offered Securities is subject in all cases to the preparation, execution and delivery by the Company and the Buyers of a purchase agreement relating to such Offered Securities reasonably satisfactory in form and substance to the Buyers and their respective counsel.

                                    (6) Any Offered  Securities  not acquired by
                  the Buyers or other persons in accordance with Section 4(q)(iii)(3) above may not be issued, sold or exchanged until they are again offered to the Buyers under the procedures specified in this Agreement.

                           (iv) The restrictions contained in subsections (ii) and (iii) of this Section 4(q) shall not apply in connection with the issuance of any Excluded Securities (as defined in the Notes).

                  (r) Incurrence of Indebtedness. During the period commencing on the date of this Agreement until this Agreement is either (A) terminated pursuant to Section 8 or (B) from and after the issuance of any Notes, no Notes are still outstanding, the Company shall not, and the Company shall not permit any of its Subsidiaries to, directly or indirectly, incur or guarantee, assume or suffer to exist any Indebtedness, other than (i) the Indebtedness evidenced by the Notes and (ii) Permitted Subordinated Indebtedness (as defined in the Notes) and (iii) Purchase Money Indebtedness (as defined in the Notes).

                  (s) Voting Agreement. The Company shall take all action necessary to have the Voting Agreement executed by the Company and Carolyn Chin, Nahum Sharfman, Amir Lev, and Gideon Mantel as of the date hereof.

         5. REGISTER; TRANSFER AGENT INSTRUCTIONS.

                  (a) Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Notes or Warrants), a register for the Notes and the Warrants, in which the Company shall record the name and address of the Person in whose name the Notes and the Warrants have been issued (including the name and address of each transferee), the principal amount of Notes held by such Person and the number of Warrant Shares issuable upon exercise of the Warrants held by such Person. The Company shall keep the register open and available at all times during business hours for inspection of any Buyer or its legal representatives.

                  (b) Transfer Agent Instructions. The Company shall issue irrevocable instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company ("DTC"), registered in the name of each Buyer or its respective nominee(s), for the Conversion Shares and the Warrant Shares in such amounts as specified from time to time by each Buyer to the Company upon conversion of the Notes or exercise of the Warrants in the form of Exhibit H attached hereto (the "Irrevocable Transfer Agent Instructions"). The Company warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(g) hereof, will be given by the Company to its transfer agent, and that the Securities shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the other Transaction Documents. If a Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(f), the Company shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Conversion Shares or Warrant Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144, the transfer agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend provided, in the case of sale, assignment or transfer pursuant to an effective registration statement, that the Buyer has confirmed in writing to the Company that it has delivered the prospectus included in the Registration Statement, as the same may have been supplemented by the Company, to any Person to whom such Buyer is selling, assigning or transferring any of the Conversion Shares or the Warrant Shares. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to a Buyer. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this
Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5(b), that a Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

         6. CONDITIONS TO THE COMPANY'S OBLIGATION TO SELL.

                  (a) Initial Closing Date. The obligation of the Company hereunder to issue and sell the Initial Notes and the related Initial Warrants to each Buyer at the Initial Closing is subject to the satisfaction, at or before the Initial Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

                           (i) Such Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.

                           (ii) Such Buyer and each other Buyer shall have delivered to the Company the Purchase Price (less, in the case of Smithfield Fiduciary LLC, the amounts withheld pursuant to Section 4(g)) for the Initial Notes and the related Initial Warrants being purchased by such Buyer at the Initial Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

                           (iii) The representations and warranties of such Buyer shall be true and correct in all material respects as of the date when made and as of the Initial Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Initial Closing Date.

                  (b) Additional Closing Date. The obligation of the Company hereunder to issue and sell the Additional Notes and the related Additional Warrants to each Buyer at each Additional Closing is subject to the satisfaction, at or before such Additional Closing Date, of each of the following conditions, provided that these conditions are for the Company's sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

                           (i) Such Buyer shall have delivered to the Company the Purchase Price for the Additional Notes and the related Additional Warrants being purchased by such Buyer at the applicable Additional Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

                           (ii) The representations and warranties of such Buyer shall be true and correct in all material respects as of the date when made and as of the applicable Additional Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the applicable Additional Closing Date.

         7. CONDITIONS TO EACH BUYER'S OBLIGATION TO PURCHASE.

                  (a) Initial Closing Date. The obligation of each Buyer hereunder to purchase the Initial Notes and the related Initial Warrants at the Initial Closing is subject to the satisfaction, at or before the Initial Closing Date, of each of the following conditions, provided that these conditions are for each Buyer's sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

                           (i) The Company shall have executed and delivered to such Buyer (i) each of the Transaction Documents and (ii) the Initial Notes (in such principal amounts as such Buyer shall request) and the related Initial Warrants (in such amounts as such Buyer shall request) being purchased by such Buyer at the Initial Closing pursuant to this Agreement.

                           (ii) Such Buyer shall have received the opinions of Bingham McCutchen LLP, the Company's United States outside counsel, and Naschitz, Brandes & Co., the Company's Israeli outside counsel, each dated as of the Initial Closing Date, in a form reasonably acceptable to such Buyer.

                           (iii) The Company shall have delivered to such Buyer a copy of the Irrevocable Transfer Agent Instructions, in the form of Exhibit H attached hereto, which instructions shall have been delivered to and acknowledged in writing by the Company's transfer agent.

                           (iv) The Company shall have delivered to such Buyer a certificate evidencing the formation and good standing and/or valid existence of the Company and each of its Subsidiaries in such entity's jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within 10 days of the Initial Closing Date.

                           (v) The Company shall have delivered to such Buyer a certificate evidencing the Company's qualification as a foreign corporation and good standing issued by the Secretary of State (or comparable office) of each jurisdiction in which the Company conducts business, as of a date within 10 days of the Initial Closing Date.

                           (vi) The Company shall have delivered to such Buyer a certificate, executed by the Secretary of the Company and dated as of the Initial Closing Date, as to (i) the resolutions consistent with
         Section 3(b) as adopted by the Company's Board of Directors in a form reasonably acceptable to such Buyer (the "Transaction Resolutions"),
         (ii) the Articles of Association and (iii) the Memorandum, each as in effect at the Initial Closing, in the form attached hereto as Exhibit I.

                           (vii) The representations and warranties of the Company shall be true and correct as of the date when made and as of the Initial Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Initial Closing Date. Such Buyer shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the Initial Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Buyer in the form attached hereto as Exhibit J.

                           (viii) The Ordinary Shares (I) shall be designated for quotation or listed on the Principal Market and (II) shall not have been suspended, as of the Initial Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Initial Closing Date, either (A) in writing by the SEC or the Principal Market or (B) by falling below the minimum listing maintenance requirements of the Principal Market.

                           (ix) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Initial Notes and the Initial Warrants. Without limiting the generality of the foregoing, the Company shall also have obtained approval by the OCS and the Investment Center of the transactions contemplated hereunder, together with such other agreements as the Buyers shall reasonably require to ensure that the Buyers enjoy full rights with respect to the Collateral (subject to the rights of the OCS under the R&D Law), evidence of which shall have been provided to the Buyers.

                           (x) In accordance with the terms of the Security Documents, the Company shall have delivered to the Agent (as defined in the Pledge and Security Agreement) certificates representing the Subsidiaries' shares of capital stock, along with duly executed blank stock powers.

                           (xi) Any Old Notes shall have been converted into Ordinary Shares and all of the Company's obligations thereunder shall have been terminated and all security interests pursuant thereto shall have been released and terminated and all filings necessary to remove recordation of floating charge created in connection with old notes have been made.

                           (xii) Within six (6) Business Days prior to the Initial Closing, the Company shall have delivered or caused to be delivered to each Buyer certified copies of UCC search results, listing all effective financing statements which name as debtor the Company or any of its Subsidiaries filed in the prior five years to perfect an interest in any assets thereof, together with copies of such financing statements, none of which, except as otherwise agreed in writing by the Buyers, shall cover any of the Collateral (as defined in the Security Documents) and the results of searches for any tax lien and judgment lien filed against such Person or its property, which results, except as otherwise agreed to in writing by the Buyers shall not show any such Liens (as defined in the Security Documents).

                           (xiii)   The   Company   shall  have   obtained   the
         Shareholder Approval.

                           (xiv) The Company shall have delivered to such Buyer such other documents relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.

                  (b) Additional Closing Date. The obligation of each Buyer hereunder to purchase the Additional Notes and the related Additional Warrants at each of the applicable Additional Closings is subject to the satisfaction, at or before each of the Additional Closing Dates, of each of the following conditions, provided that these conditions are for each Buyer's sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

                           (i) The Company shall have executed and delivered to such Buyer the Additional Notes (in such principal amounts as such Buyer shall request) and related Additional Warrants (in such amounts as such Buyer shall request) being purchased by such Buyer at the applicable Additional Closing pursuant to this Agreement.

                           (ii) Such Buyer shall have received the opinions of Bingham McCutchen LLP, the Company's United States outside counsel, and Naschitz, Brandes & Co., the Company's Israeli outside counsel, dated as of the applicable Additional Closing Date, in a form reasonably acceptable to such Buyer.

                           (iii) The Irrevocable Transfer Agent Instructions shall remain in effect as of the applicable Additional Closing Date and the Company shall cause its transfer agent to deliver a letter to such Buyer to that effect.

                           (iv) The Company shall have delivered to such Buyer a certificate evidencing the formation and good standing and/or valid existence of the Company and each of its Subsidiaries in such entity's jurisdiction of formation of incorporation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within 10 days of the applicable Additional Closing Date.

                           (v) The Company shall have delivered to such Buyer a certificate evidencing the Company's qualification as a foreign entity and good standing issued by the Secretary of State (or comparable office) of each jurisdiction in which the Company conducts business, as of a date within 10 days of the applicable Additional Closing Date.

                           (vi) The Company shall have delivered to such Buyer a certificate, executed by the Secretary of the Company dated as of the applicable Additional Closing Date, as to (i) the Transaction Resolutions, (ii) the Articles of Association and (iii) the Memorandum, each as in effect at the applicable Additional Closing, in the form attached hereto as Exhibit I.

                           (vii) The representations and warranties of the Company shall be true and correct as of the date when made and as of the applicable Additional Closing Date as though made at that time (except for representations and warranties that speak as of a specific date) and the Company shall have performed, satisfied and complied in all respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the applicable Additional Closing Date. Such Buyer shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the applicable Additional Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Buyer in the form attached hereto as Exhibit J.

                           (viii) The Ordinary Shares (I) shall be designated for quotation or listed on the Principal Market and (II) shall not have been suspended, as of the applicable Additional Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the applicable Additional Closing Date, either (A) in writing by the SEC or the Principal Market or (B) by falling below the minimum listing maintenance requirements of the Principal Market.

                           (ix) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Additional Notes and the Additional Warrants being purchased at the applicable Additional Closing. Without limiting the generality of the foregoing, the Company shall have obtained approval by the OCS and the Investment Center for the transactions contemplated hereunder, together with such other agreements as the Buyers shall reasonably require to ensure that the Buyers enjoy full rights with respect to the Collateral (subject to the rights of the OCS under the R&D Law), evidence of which shall have been provided to the Buyers.

                           (x) Within six (6) Business Days prior to the applicable Additional Closing Date, the Company shall have delivered or caused to be delivered to each Buyer certified copies of UCC search results, listing all effective financing statements which name as debtor the Company or any of its Subsidiaries filed in the prior five years to perfect an interest in any assets thereof, together with copies of such financing statements, none of which, except as otherwise agreed in writing by the Buyers, shall cover any of the Collateral (as defined in the Security Documents) and the results of searches for any tax lien and judgment lien filed against such Person or its property, which results, except as otherwise agreed to in writing by the Buyers shall not show any such Liens (as defined in the Pledge and Security Agreement).

                           (xi) The Company shall have delivered to such Buyer such other documents relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.

         8. TERMINATION. In the event that the Initial Closing shall not have occurred with respect to a Buyer on or before five (5) Business Days from the Shareholder Meeting Deadline due to the Company's or such Buyer's failure to satisfy the conditions set forth in Sections 6 and 7 above (and the nonbreaching party's failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, this if this Agreement is terminated pursuant to this Section 8, the Company shall remain obligated to reimburse the non-breaching Buyers for the expenses described in Section 4(g) above.

         9. MISCELLANEOUS.

                  (a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

                  (b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

                  (c)  Headings.   The  headings  of  this   Agreement  are  for
convenience   of   reference   and  shall  not  form  part  of,  or  affect  the
interpretation of, this Agreement.

                  (d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

                  (e) Entire Agreement; Amendments. This Agreement supersedes all other prior oral or written agreements between the Buyers, the Company, their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the holders of Notes representing at least a majority of the aggregate principal amount of the Initial Notes, or, if prior to the Initial Closing Date, the Company and the Buyers listed on the Schedule of Buyers as being obligated to purchase at least a majority of the aggregate principal amount of the Initial Notes, and any amendment to this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on all Buyers and holders of Notes, as applicable. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought. No such amendment shall be effective to the extent that it applies to less than all of the holders of the Notes then outstanding. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, holders of Notes or holders of the Warrants, as the case may be. The Company has not, directly or indirectly, made any agreements with any Buyers relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents.

                  (f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

                           If to the Company:

                                    Commtouch Software Ltd.
                                    1A Hazoran Street
                                    Poleg Industrial Park
                                    P.O. Box 8511
                                    Netanya 42504
                                    Israel
                                    Telephone:       (011) 972-9-863-6888
                                    Facsimile:       (011) 972-9-863-6863
                                    Attention:       Chief Executive Officer

                           Copy to:

                                    Commtouch Inc.
                                    1300 Crittenden Lane
                                    Suite #102
                                    Mountain View, CA  94043
                                    Telephone:       (650) 864-2000
                                    Facsimile:       (650) 864-2002
                                    Attention:       Gary Davis, Esq.

                           and

                                    Bingham McCutchen LLP
                                    1900 University Avenue
                                    East Palo Alto, California  94303
                                    Telephone:       (650) 849-4826
                                    Facsimile:       (650) 849-4800
                                    Attention:       Lior O. Nuchi, Esq.

                           If to the Transfer Agent:

                                    Wells Fargo Shareholder Services
                                    161 North Concord Exchange St.
                                    South St.Paul, MN 55075-1139
                                    Telephone:       (651) 552-6975
                                    Facsimile:       (651) 450-4078
                                    Attention:       John D Baker,
                                                     Account Manager,
                                                     Shareowner Services

         If to a Buyer, to its address and facsimile number set forth on the Schedule of Buyers, with copies to such Buyer's representatives as set forth on the Schedule of Buyers, or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

                  The Company hereby  irrevocably  appoints Gary Davis,  Esq. at
         Commtouch  Inc,  1300  Crittenden  Lane,  Suite  102,   Mountain  View,
         California 94043, Telephone: (650) 864-2290,

         Facsimile: (650) 864-2006, as its agent for the receipt of service of process in connection with any action pursuant to any Transaction Document in the United States. The Company agrees that any document may be effectively served on it in connection with any action, suit or proceeding in the United States by service on its agents.

                  Any document shall be deemed to have been duly served if marked for the attention of the agent at its address (as set out above) or such other address in the United States as may be notified to the party wishing to serve the document and delivered in accordance with the notice provisions set forth in this Section 9(f).

                  If the Company's agent at any time ceases for any reason to act as such, the Company shall appoint a replacement agent having an address for service in the United States and shall notify each Buyer in writing of the name and address of the replacement agent. Failing such appointment and notification, each Buyer shall be entitled by notice to the Company to appoint a replacement agent to act on the Company's behalf. The provisions of this Section 9(f) applying to service on an agent apply equally to service on a replacement agent.

                  (g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Notes or the Warrants. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of Notes representing at least a majority of the aggregate principal amount of the Notes then outstanding, including by merger or consolidation, except pursuant to a Change of Control (as defined in Section 5 of the Notes) with respect to which the Company is in compliance with Section 5 of the Notes and Section 4(b) of the Warrants. A Buyer may assign some or all of its rights hereunder without the consent of the Company, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights.

                  (h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

                  (i)  Survival.  Unless  this  Agreement  is  terminated  under
Section 8, the representations and warranties of the Company and the Buyers contained in Sections 2 and 3 and the agreements and covenants set forth in Sections 4, 5 and 9 shall survive each Closing. Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

                  (j) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

                  (k) Indemnification. In consideration of each Buyer's execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company's other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Buyer and each other holder of the Securities and all of their shareholders, partners, members, officers, directors, employees and direct or
indirect   investors  and  any
of the foregoing Persons' agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the "Indemnitees") from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys' fees and disbursements (the "Indemnified Liabilities"), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby,
(b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, (iii) any disclosure made by such Buyer pursuant to Section 4(i), or (iv) the status of such Buyer or holder of the Securities as an investor in the Company pursuant to the transactions contemplated by the Transaction Documents. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities which is permissible under applicable law. Except as otherwise set forth herein, the mechanics and procedures with respect to the rights and obligations under this Section 9(k) shall be the same as those set forth in
Section 6 of the Registration Rights Agreement.

                  (l) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

                  (m) Remedies. Each Buyer and each holder of the Securities shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyers. The Company therefore agrees that the Buyers shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

                  (n) Payment Set Aside. To the extent that the Company makes a payment or payments to the Buyers hereunder or pursuant to any of the other Transaction Documents or the Buyers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

                  (o) Tax Adjustments.

                           (i) All payments by the Company to the Buyers and any of their respective assignees in regard or in connection with this Agreement, the other Transaction Documents or any of the Securities shall be made in freely transferable United States Dollars and free and clear of and without deduction for any present or future income, excise, stamp, documentary, property or franchise taxes and other taxes, levies, fees, duties, withholdings or other charges of any nature whatsoever ("Taxes"), whether of any governmental agency or authority in Israel or otherwise, and including any stamp taxes or any other similar taxes which may be required in Israel for enforcement purposes or any stamp tax due upon issuance of the shares underlying the Notes and Warrants. In the event that any withholding or deduction from any interest, distribution or payment to be made by the Company hereunder, the other Transaction Documents or any of the Securities is required in respect of any Taxes pursuant to any applicable law, rule or regulation, then the Company shall promptly:

                                    (1)  pay  directly  or  caused  to  be  paid
                  directly to the relevant authority the full amount required to be so withheld or deducted;

                                    (2)  forward  to  the  applicable  Buyer  an
                  official receipt or other documentation satisfactory to such Buyer evidencing such payment to such authority; and


                                    (3)  pay  to  the   applicable   Buyer  such
                  additional amount or amounts as is necessary to ensure that the net amount actually received by such Buyer will equal the full amount such Buyer would have received had no such withholding or deduction been required.

                           (ii) The Company further agrees that if any present or future taxes, fees, duties, withholdings or other charges of any nature whatsoever imposed by any taxing authority, including franchise taxes and taxes imposed on or measured by any Buyer's net income or receipts ("Further Taxes") are directly or indirectly asserted against such Buyer with respect to any payment of any additional amount described in paragraph (iii) and received by such Buyer hereunder, such Buyer may pay such Further Taxes and the Company will promptly pay to such Buyer such additional amounts (including all penalties, interest or expenses) that such Buyer specifies as necessary to preserve the after-tax return that such Buyer would have received if such Taxes or Further Taxes had not been imposed.

                           (iii) If the Company fails to pay any Taxes when due to the appropriate taxing authority or fails to remit to the applicable Buyer the required receipts or other required documentary evidence, the Company shall indemnify such Buyer for any incremental Taxes, interest, penalties, expenses and costs that may become payable or are incurred by such Buyer as a result of any such failure. In addition to the foregoing, the Company hereby indemnifies and holds each Buyer harmless for any and all payments made by any Buyer of any Taxes and

         Further Taxes and for any liabilities (including penalties, interest, legal costs and expenses) incurred by any Buyer or which may be imposed on any Buyer in connection therewith or any delays in their payment.

                  (p) Independent Nature of Buyers' Obligations and Rights. The obligations of each Buyer under any Transaction Document are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. Each Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Buyer shall be entitled to independently protect and enforce its rights, including, without limitations, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose.

                            [Signature Page Follows]

         IN WITNESS WHEREOF, each Buyer and the Company have caused this Securities Purchase Agreement to be duly executed as of the date first written above.


COMPANY:                                  BUYERS:

COMMTOUCH SOFTWARE LTD.                   SMITHFIELD FIDUCIARY LLC


By: /s/ Gideon Mantel                     By: /s/ Adam J. Chill
    -------------------------------           ---------------------------------
    Name:  Gideon Mantel                      Name:  Adam J. Chill
    Title: Chief Executive Officer            Title: Authorized Signatory


                                          OMICRON MASTER TRUST

By: /s/ Amir Lev                          By: /s/ Bruce Bernstein
    ---------------------------               ---------------------------------
    Name: Amir Lev                            Name: Bruce Bernstein
    Title: President and Chief                Title: Managing Partner
           Technology Officer

                                          CRANSHIRE CAPITAL L.P.

                                          By: /s/ Mitchell P. Kupin
                                              ---------------------------------
                                              Name: Mitchell P. Kupin
                                              Title: President-Downsview Capital
                                                     The General Partner

                                          VERTICAL VENTURES INVESTMENTS, LLC

                                          By: /s/ Joshua Silverman
                                              ---------------------------------
                                              Name: Joshua Silverman
                                              Title: Partner

                                          Israel Seed IV, L.P.

                                          By: /s/ Neal Cohen
                                              ---------------------------------
                                              Signature

                                              Neal Cohen, Director
                                              ---------------------------------
                                              Name and Title of Signatory

                               SCHEDULE OF BUYERS


         (1)                                (2)                              (3)              (4)                   (5)

                                                                                           Maximum
                                                                                          Aggregate
                                                                         Aggregate        Principal
                                                                         Principal        Amount of
                                                                          Amount of       Additional      Legal Representative's
        Buyer                   Address and Facsimile Number            Initial Notes        Notes     Address and Facsimile Number
        -----                   ----------------------------            -------------        -----     ----------------------------
Smithfield Fiduciary LLC      c/o Highbridge Capital Management, LLC      $ 800,000       $ 800,000   Schulte Roth & Zabel LLP
                              9 West 57th Street, 27th Floor                                          919 Third Avenue
                              New York, New York  10019                                               New York, New York  10022
                              Attention:  Ari J. Storch                                               Attention: Eleazer Klein, Esq.
                                          Adam J. Chill                                               Facsimile: (212) 593-5955
                              Facsimile:  (212) 751-0755                                              Telephone: (212) 756-2376
                              Telephone: (212) 287-4720
                              Residence:  Cayman Islands


Omicron Master Trust          c/o Omicron Capital                         $ 500,000       $ 500,000
                              810 Seventh Avenue
                              39th Floor
                              New York, New York 10019
                              Attention:  Brian Daly
                              Facsimile:  (212) 803-5263
                              Telephone:  (212) 803-5269
                              Residence:  Bermuda

Cranshire Capital L.P.        c/o Downsview Capital, Inc.                 $ 700,000       $ 700,000
                              The General Partner
                              666 Dundee Road, Suite 1901
                              Northbrook, IL  60062
                              Attention:  Mitchell D. Kopin
                              Facsimile:  (847) 562-9031
                              Telephone:  (847) 562-9030
                              Residence:  Illinois

Vertical Ventures, LLC        c/o Vertical Ventures, LLC                  $ 500,000       $ 500,000
                              900 Third Avenue, 26th Floor
                              New York, New York  10022
                              Facsimile No.: (646) 274-1728
                              Telephone No.: (212) 974-3070
                              Attention:  Joshua Silverman
                              Residence:  New York

Israel Seed IV, L.P.          c/o Maples and Calder, P.O. Box             $ 500,000       $ 500,000
                              309 G.T., Ugland House, South
                              Church Street, Grand Cayman,
                              Cayman Islands
                              Telephone: (345) 949 8066
                              Facsimile: (345) 949 8080
                              Attention:  Daniel Chinn
                              Residence:  Cayman Islands

                                    EXHIBITS

Exhibit A         Form of Initial Notes
Exhibit B         Form of Additional Notes
Exhibit C         Form of Warrants
Exhibit D         Form of Registration Rights Agreement
Exhibit E         Form of Security Agreement
Exhibit F         Form of Guarantee
Exhibit G         Form of Debenture
Exhibit H         Irrevocable Transfer Agent Instructions
Exhibit I         Form of Secretary's Certificate
Exhibit J         Form of Officer's Certificate
Exhibit K         Form of Voting Agreement


                                    SCHEDULES

Schedule 3(a)              Subsidiaries
Schedule 3(l)              Absence of Certain Changes
Schedule 3(n)(iii)         OCS Grants
Schedule 3(r)              Capitalization
Schedule 3(s)              Indebtedness and Other Contracts
Schedule 3(t)              Litigation
Schedule 3(x)              Intellectual Property